Exhibit 99.123

High Tide Opens 70th Nationwide Cannabis Store in Calgary

CALGARY, AB, Feb. 10, 2021 /CNW/ - High Tide Inc. (“High Tide” or the “Company”) (CSE: HITI) (OTCQB: HITIF) (Frankfurt: 2LY), an Alberta-based, retail-focused cannabis corporation enhanced by the manufacturing and distribution of consumption accessories and cannabis lifestyle products, announced today that the Canna Cabana retail store located at Unit #130 11130 11 St. NE, in Calgary’s Country Hills neighbourhood, has begun selling recreational cannabis products for adult use. This opening represents High Tide’s 70th retail location across Canada selling recreational cannabis products and consumption accessories.

High Tide Opens New Canna Cabana Store in Calgary’s Country Hills Neighbourhood (CNW Group/High Tide Inc.)

“The new store is part of our strategic plan to build scale and drive revenue growth by selectively opening new locations in neighbourhoods that aren’t over saturated with existing cannabis retail options,” said Raj Grover, President and Chief Executive Officer of High Tide. “As with all stores operating under the High Tide umbrella, this new location will follow our exclusive one-stop shop approach that allows consumers to purchase all of their cannabis and accessory needs under one roof,” added Mr. Grover.

The new Country Hills store continues to expand High Tide’s strong foothold in southern Alberta, one of Canada’s fastest growing population centres.

About High Tide Inc.

High Tide is a retail-focused cannabis company enhanced by the manufacturing and distribution of consumption accessories. The Company is the largest Canadian retailer of recreational cannabis as measured by revenue, with 70 current locations spanning Ontario, Alberta, Manitoba and Saskatchewan. High Tide’s retail segment features the Canna Cabana, KushBar, Meta Cannabis Co., Meta Cannabis Supply Co. and NewLeaf Cannabis banners, with additional locations under development across the country. High Tide has been serving consumers for over a decade through its numerous consumption accessory businesses including e-commerce platforms Grasscity.com and CBDcity.com, and its wholesale distribution division under Valiant Distribution, including the licensed entertainment product manufacturer Famous Brandz. High Tide’s strategy as a parent company is to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value. Key industry investors in High Tide include Aphria Inc. (TSX:APHA) (NYSE:APHA) and Aurora Cannabis Inc. (NYSE:ACB) (TSX:ACB).

Neither the TSX Venture Exchange (the “TSXV”) nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains “forward-looking statements”, within the meaning of applicable securities laws. These statements include, but are not limited to statements regarding the potential mineralization and resources, exploration results, and future plans and objectives. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, use of proceeds, level of activity, performance or achievements of High Tide to be materially different from those expressed or implied by such forward-looking statements, including but not limited to risks related to: risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving the retail cannabis markets; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the retail cannabis industries generally; income tax and regulatory matters; the ability of High Tide to implement its business strategy; competition; currency and interest rate fluctuations; the COVID-19 pandemic nationally and globally and the response of governments to the COVID-19 pandemic in respect of the operation of retail stores and other risks. Although management of High Tide has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States of America. The securities have not been and will not be registered under the United States Securities Act of 1933 (the “1933 Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons (as defined in the 1933 Act) unless registered under the 1933 Act and applicable state securities laws, or an exemption from such registration is available.

SOURCE High Tide Inc.

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%SEDAR: 00045217E

For further information: High Tide Inc., Vahan Ajamian, Vice President, Capital Markets, ir@hightideinc.com, Tel. 1 (403) 770-9435; extension 116

CO: High Tide Inc.

CNW 06:00e 10-FEB-21